UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. _____)*

KNOVA Software, Inc.
(Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class of Securities)

499234102
(CUSIP Number)

R. David Tabors
M2M Holdings, Inc.
450 E. 96th St.
Suite 300
Indianapolis, IN 46240
(317) 249-1200

With a copy to:

Alfred L. Browne, III
Sullivan & Worcester LLP
One Post Office Square
Boston, MA 02109
(617) 338-2450
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 15, 2006
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of  this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including  all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 499234102	Page 3 of 10 Pages
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) M2M Holdings, Inc. I.R.S. ID No. 20-0125336
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ࿇ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ࿇
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,687,277
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,687,277
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ࿇ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.3% (1)
14	TYPE OF REPORTING PERSON (See Instructions) CO
 (1) Based on 8,923,823 shares of Common Stock (as defined in item 1 below) issued and outstanding as of December 15, 2006.

SCHEDULE 13D

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Item 1.  Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the common stock, par value $.01 per share (the “Common Stock”) of KNOVA Software, Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 10201 Torre Avenue, Suite 350, Cupertino, CA 95014.

Item 2.  Identity and Background.

(a) This Schedule 13D is being filed by M2M Holdings, Inc., a Delaware corporation (the “Reporting Person”).

Appendix A hereto sets forth information with respect to the directors and executive officers of the Reporting Person.

(b) The address of the principal business and principal office of the Reporting Person is c/o Made2Manage Systems, Inc., 450 E. 96th Street, Suite 300, Indianapolis, IN 46240.

(c) The Reporting Person’s principal business is the development and sale of software.

(d) During the last five years, neither the Reporting Person, nor, to the best knowledge of the Reporting Person, any entity or person with respect to whom information is provided in Appendix A to this Schedule 13D in response to this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither the Reporting Person, nor, to the best knowledge of the Reporting Person, any entity or person with respect to whom information is provided in Appendix A to this Schedule 13D in response to this Item 2, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) The Reporting Person is organized under the laws of the State of Delaware.

Item 3.  Source and Amount of Funds or Other Consideration.

The Reporting Person has entered into a voting agreement with certain stockholders, directors and executive officers of the Issuer, as described in Item 4 below (the “Voting Agreement”). The Voting Agreement was entered into in consideration of the execution and delivery of the Merger Agreement (as defined in Item 4 below) and the Reporting Person did not

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pay any additional consideration in connection with the execution and delivery of the Voting Agreement.

Item 4.  Purpose of Transaction.

On December 15, 2006, the Issuer, the Reporting Person and Magic Software Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of the Reporting Person (the “Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which the Issuer will become a subsidiary of the Reporting Person. The Merger Agreement contemplates that Merger Sub will merge with and into the Issuer (the “Merger”) with each issued and outstanding share of the Issuer’s Common Stock (the “Shares”), except for treasury shares and dissenting shares, converting into the right to receive $5.00 in cash, without interest, as Merger consideration. At the effective time of the Merger (the “Effective Time”), options and warrants to purchase Common Stock of the Issuer, whether vested or unvested, will be cancelled as follows: (i) in the case of options and warrants having a per share exercise price less than the Merger consideration, such options or warrants shall be cancelled in exchange for the right to receive cash equal to the product of (a) the number of shares of Common Stock subject to such option or warrant immediately prior to the Effective Time and (b) the amount by which the Merger consideration exceeds the per share exercise price of such option or warrant, or (ii) in the case of options or warrants having a per share exercise price equal to or greater than the Merger consideration, such options or warrants shall be cancelled without the payment of cash or issuance of any securities in respect thereof.

In connection with the Merger Agreement, each of Mark Angel; Bruce Armstrong; Ram Gupta; Kent Heyman; Frank Lauletta; Thomas Muise; Richard Nieset; Thomas Shanahan; Timothy Wallace; Thomas I. Unterberg; 1995 Partners LLC; Marjorie and Clarence E. Unterberg Foundation, Inc.; Bella & Israel Unterberg Foundation; Thomas I. Unterberg TTEE FBO Ellen Unterberg Celli Family Trust; Thomas I. Unterberg TTEE FBO Emily Unterberg Satloff Family Trust; Declaration of Trust Dated 8/7/96, FBO Thomas I. Unterberg; NFS/FMTC IRA FBO Thomas I. Unterberg; C.E. Unterberg Towbin LLC; C.E. Unterberg, Towbin Capital Partners I, L.P.; C. E. Unterberg, Towbin Private Equity Partners II, L.P.; C. E. Unterberg; Towbin Private Equity Partners II-Q, L.P.; Needham Capital Partners III L.P.; Needham Capital Partners III A L.P.; and Needham Capital Partners III (Bermuda) L.P. (collectively, the “Principal Stockholders”) entered into the Voting Agreement with the Reporting Person with respect to all Shares over which each such Principal Stockholder exercises voting or investment power (as determined pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended) (collectively, the “Owned Shares”). The Owned Shares include any of the shares of the Issuer as to which a Principal Stockholder acquires beneficial ownership after the execution of the Voting Agreement.

Pursuant to the Voting Agreement, each of the Principal Stockholders appointed the Reporting Person, and any individual designated in writing by the Reporting Person, as such Principal Stockholder’s proxy and attorney-in-fact for and in its name, place and stead, to vote

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such Principal Stockholder’s Owned Shares at any meeting of the stockholders of the Issuer called with respect to any of the matters specified in the Voting Agreement.

Each Principal Stockholder affirmed that the proxy is coupled with an interest and shall be irrevocable. Each Principal Stockholder covenanted and agreed, that at the Issuer’s stockholders’ meeting (including any adjournment or postponement thereof) or any other meeting of the stockholders of the Issuer, to vote, or cause to be voted (or exercise such Principal Stockholder’s right of consent with respect to) all of such Principal Stockholder’s Owned Shares in favor of the approval and adoption of the Merger Agreement and the approval of the Merger contemplated by the Merger Agreement, as the Merger Agreement may be modified or amended from time to time; and against (i) any other acquisition proposal to acquire the Issuer as defined in the Merger Agreement; or (ii) any action or agreement, including any proposed amendment of the Issuer’s certificate of incorporation or bylaws or other proposal or transaction involving the Issuer or any of its subsidiaries which action, agreement, amendment or other proposal or transaction is intended by the Principal Stockholders to, in any manner impede, interfere with, delay, or attempt to frustrate, prevent or nullify the Merger, the Merger Agreement or any of the other transactions contemplated by the Merger Agreement including, without limitation, any action or agreement that would result in a breach in any material respect of any covenant, representation, warranty or any other obligation or agreement of the Issuer under the Merger Agreement.

Each Principal Stockholder agreed that such Principal Stockholder would not directly or indirectly (a) sell, assign, transfer (including by merger, testamentary disposition, interspousal disposition pursuant to a domestic relations proceeding or otherwise by operation of law), pledge, encumber or otherwise dispose of any Owned Shares, (b) deposit any of the Owned Shares into a voting trust or enter into a voting agreement or arrangement with respect to the Owned Shares or grant any proxy or power of attorney with respect thereto which is inconsistent with the Voting Agreement, or (c) enter into any contract, option or other arrangement or undertaking with respect to the direct or indirect sale, assignment, transfer (including by merger, testamentary disposition, interspousal disposition pursuant to a domestic relations proceeding or otherwise by operation of law) or other disposition of any Owned Shares.

The Voting Agreement terminates on the first to occur of (i) the Effective Time, or (ii) the termination of the Merger Agreement in accordance with its terms.

The foregoing summaries of the Merger Agreement and the Voting Agreement contained in this Item 4 are qualified in their entirety by reference to the Merger Agreement and the Voting Agreement, attached as Exhibit 99.1 and Exhibit 99.2 hereto, respectively, and are each incorporated herein by reference.

Item 5.  Interest in Securities of the Issuer.

(a) The Reporting Person, pursuant to the Voting Agreement, has acquired the right to vote in favor of the Merger (as described in Item 4 above) and, for the purposes of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Person may be deemed to have shared beneficial ownership of 3,687,277 Shares, representing approximately

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CUSIP NO. 499234102	Page 7 of 10 Pages

41.3% of the outstanding Shares. The Reporting Person disclaims beneficial ownership of such Shares.

(b) For the purposes of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, the Reporting Person may be deemed to have shared power to vote or to direct the voting of 3,687,277 Shares pursuant to the Voting Agreement as described in Item 4 above.

(c) Except as described in this Schedule 13D, during the past 60 days there have been no other transactions in the securities of the Issuer effected by the Reporting Person or the other persons named in Item 2.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Copies of the Merger Agreement and the Voting Agreement are filed as Exhibit 2.1 and Exhibit 99.1, respectively, to the Issuer’s Form 8-K filed on December 19, 2006 and are each incorporated herein by reference. The summaries of such agreements contained in this Schedule 13-D are qualified in their entirety by reference to such agreements attached as Exhibit 99.1 and Exhibit 99.2 hereto.

Item 7.  Material to be Filed as Exhibits.

Exhibit 99.1
Agreement and Plan of Merger, by and among M2M Holdings, Inc., Magic Software Acquisition Corp. and KNOVA Software, Inc., dated as of December 15, 2006 (incorporated herein by reference to Exhibit 2.1 to KNOVA Software, Inc.’s Current Report on Form 8-K, filed December 19, 2006 (Commission File No. 000-30277)).

Exhibit 99.2
Voting Agreement, by and among M2M Holdings, Inc. and the certain stockholders of KNOVA Software, Inc. signatory thereto, dated as of December 15, 2006 (incorporated herein by reference to Exhibit 99.1 to KNOVA Software, Inc.’s Current Report on Form 8-K, filed December 19, 2006 (Commission File No. 000-30277)).

SCHEDULE 13D

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 27, 2006	M2M HOLDINGS, INC.

By: /s/ Katherine Kinder
Name: Katherine Kinder
Title: VP Finance

SCHEDULE 13D

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APPENDIX A

INFORMATION CONCERNING THE
DIRECTORS AND EXECUTIVE OFFICERS OF M2M HOLDINGS, INC.

Set forth below is the name, current business address, citizenship and the present principal occupation or employment of each director and executive officer of M2M Holdings, Inc. Unless otherwise indicated below, the current business address for each of the individuals listed below is

Name	Position with M2M Holdings, Inc.; Other Present Principal Occupation
R. David Tabors	President, Director Other Present Principal Occupation: General Partner, Battery Ventures Current Business Address: Reservoir Woods, 930 Winter Street, Suite 2500, Waltham, MA 02451
Jeffrey R. Tognoni	Chief Executive Officer, Director Other Present Principal Occupation: President and Chief Executive Officer, Made2Manage Systems, Inc.
Katherine Kinder	Vice President, Treasurer and Secretary Other Present Principal Occupation: Vice President, Made2Manage Systems, Inc.
Neeraj Agrawal	Director Other Present Principal Occupation: Partner, Battery Ventures

SCHEDULE 13D

CUSIP NO. 499234102	Page 10 of 10 Pages

Current Business Address: Reservoir Woods, 930 Winter Street, Suite 2500, Waltham, MA 02451
Orlando Bravo	Director Other Present Principal Occupation: Managing Partner, Thoma Cressey Equity Partners, Inc. Current Business Address: 600 Montgomery Street, 32nd Floor, San Francisco, CA 94111